UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 18 )

NB&T Financial Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62874 M 10 4

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62874 M 10 4	13G

(1)	Names of reporting persons S.S. OR I.R.S. Identification No. Of Above Person The National Bank and Trust Company
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 137,368
(6) Shared voting power -0-
(7) Sole dispositive power 164,122
(8) Shared dispositive power 357,121
(9)	Aggregate amount beneficially owned by each reporting person 521,243
(10)	Check if the aggregate amount in Row (9) excludes certain shares*
(11)	Percent of class represented by amount in Row 9 15.2%
(12)	Type of reporting person* BK

CUSIP No. 62874 M 10 4	13G

(1)	Names of reporting persons S.S. OR I.R.S. Identification No. Of Above Person NB&T Financial Group, Inc., Employee Stock Ownership Plan
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power -0-
(6) Shared voting power -0-
(7) Sole dispositive power -0-
(8) Shared dispositive power 357,121
(9)	Aggregate amount beneficially owned by each reporting person 357,121
(10)	Check box if the aggregate amount in Row (9) excludes certain shares*
(11)	Percent of class represented by amount in Row 9 10.4%
(12)	Type of reporting person* EP

Item 1(a).	Name of Issuer:

NB&T Financial Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

48 N. South Street
Wilmington, Ohio 45177

Item 2(a).	Name of Persons Filing:

The National Bank and Trust Company NB&T Financial Group, Inc., Employee Stock Ownership Plan

Item 2(b).	Address of Principal Business Office or, if none,
Residence: The National Bank and Trust Company 48 N. South Street Wilmington, Ohio 45177

Item 2(c).	Citizenship:

The National Bank and Trust Company: Organized under the laws of the United States

NB&T Financial Group, Inc., Employee Stock Ownership Plan: Organized in Ohio

Item 2(d).	Title and Class of Securities: Common Stock

Item 2(e).	CUSIP Number 62874 M 10 4

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ X ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	[ X ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 13(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ]	A non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.        Ownership:

1. The National Bank and Trust Company
a. Amount beneficially owned – 521,243
b. Percent of class – 15.2%
c. Number of shares as to which the person has:
i. Sole power to vote or to direct the vote – 137,368
ii. Shared power to vote or direct the vote – 0
iii. Sole power to dispose or to direct the disposition of – 164,122
iv. Shared power to dispose or to direct the disposition of – 357,121

2. NB&T Financial Group, Inc., Employee Stock Ownership Plan

a. Amount beneficially owned – 357,121
b. Percent of class – 10.4%
c. Number of shares as to which the person has:
i. Sole power to vote of to direct the vote – 0
ii. Shared power to vote or direct the vote – 0
iii. Sole power to dispose or to direct the disposition of – 0
iv. Shared power to dispose or to direct the disposition of – 357,121

At December 31, 2011, there were 357,121 common shares of NB&T Financial Group, Inc., owned by the NB&T Financial Group, Inc., Employee Stock Ownership Plan (the “Plan”). The National Bank and Trust Company (the “Bank”) is the trustee of the Plan. Under the terms of the Plan and the Trust Agreement, the trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares and allocated shares with respect to which no instructions have been received, the trustee shall vote such shares in the trustee’s discretion. As of December 31, 2011, 357,121 shares were allocated to Plan participants.

The trustee has limited power to dispose of the Plan shares, as set forth in the Plan and the Trust Agreement, such as in order to pay participants or to diversify accounts at participant direction or if no funds are otherwise provided to pay expenses of the Plan. The Trustee is directed by the Plan to invest Plan assets primarily in shares of NB&T Financial Group, Inc.

The Bank also holds additional shares as Trustee of various other trusts.

Item 5.      Ownership of Five Percent or Less of a Class:

 Inapplicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Inapplicable

Item 8.	Identification and Classification of Members of the Group:

Inapplicable

Item 9.	Notice of Dissolution of Group:

Inapplicable

Item 10.	Certification:

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE NATIONAL BANK AND TRUST COMPANY

January 26, 2012	By	/s/ Craig F. Fortin
Date		Craig F. Fortin
its Senior Vice President

NB&T FINANCIAL GROUP, INC. EMPLOYEE STOCK OWNERSHIP PLAN

January 26, 2012	By The National Bank and Trust Company, Trustee
Date
	By	/s/ Craig F. Fortin
Craig F. Fortin
its Senior Vice President

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of NB&T Financial Group, Inc., an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.

THE NATIONAL BANK AND TRUST COMPANY

January 26, 2012	By	/s/ Craig F. Fortin
Date		Craig F. Fortin
Senior Vice President

NB&T FINANCIAL GROUP, INC., EMPLOYEE STOCK OWNERSHIP PLAN

January 26, 2012	By	The National Bank and Trust Company, Trustee
Date

By	/s/ Craig F. Fortin
Craig F. Fortin
Senior Vice President